Exhibit 12.6
Central Illinois Light Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	9 Months Ended		Year Ended
	September 30,		December 31,
	2007		2006
Net income from continuing operations	$58,413		$47,012
Less- Change in accounting principle	-		-
Less- Income from equity investee	-		-
Add- Taxes based on income	32,919		9,966

Net income before income taxes and change in accounting principle	91,332		56,978

Add- fixed charges:
Interest on long term debt	18,800	(1)	18,044
Estimated interest cost within rental expense	260		289
Amortization of net debt premium, discount, and expenses	789		705
Total fixed charges	19,849		19,038

Earnings available for fixed charges	111,181		76,016

Ratio of earnings to fixed charges	5.60		3.99

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,410		1,933
Adjustment to pre-tax basis	795		410
	2,205		2,343

Combined fixed charges and preferred stock dividend requirements	$22,054		$21,381

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	5.04		3.55

(1)  Includes FIN 48 interest expense